SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

Tax Transactions

São Paulo, November 29, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), one of the leading airline companies in Brazil, in compliance with the provisions of CVM Resolution No. 44/2021, informs its shareholders and the general market that it will request, on this date, authorization from the Bankruptcy Court for the Southern District of New York (the "Court") as part of its ongoing Chapter 11 proceeding, to enter into an individual settlement agreement with the Attorney General's Office of the National Treasury ("PGFN") and the Special Secretariat of the Federal Revenue of Brazil ("RFB"). The agreement, to be executed under the terms of Laws No. 13.988/2020 and 14.375/2022, which still requires processing with the authorities, aims to resolve the Company’s and its subsidiaries' tax liabilities, covering social security, non-social security, and other tax obligations.

The execution of this agreement reflects the Company's commitment to maintaining fiscal regularity and seeking structured solutions to overcome economic and financial challenges, aligning with the best interests of its stakeholders.

GOL further highlights that this transaction: (i) does not impact GOL’s net financial debt; and (ii) is contemplated by the Plan Support Agreement ("PSA") disclosed in the Relevant Fact of November 6, 2024, which provides for, among other things, the conversion of a significant portion of GOL's debt and other obligations into equity. As previously disclosed, this conversion, structured to reflect the economic value of GOL's shares in accordance with applicable law, is expected to result in a significant dilution of the currently outstanding shares.

GOL reported in its quarterly financial statements for the nine-month period ending September 30, 2024, total net debt of R$27.6 billion, a net loss of R$830 million for the quarter, and EBITDA of R$3.75 billion for the last twelve months.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer